UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Rosetta Stone Inc.

(Name of Subject Company (Issuer))

Empower Merger Sub Inc.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

Cambium Holding Corp.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

777780107

(CUSIP Number of Class of Securities)

Daniel Sugar

Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, New York 10019

(212) 415-6700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Richard A. Presutti

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$791,735,806.71	$102,767.31

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 24,609,055 shares of common stock (including 478,356 shares of restricted common stock), par value $0.00005 per share (the “Company Shares”), of Rosetta Stone Inc., a Delaware corporation (“Rosetta Stone”), issued and outstanding, multiplied by the offer price of $30.00 per share; (ii) 299,571 Company Shares reserved for issuance upon the settlement of outstanding Rosetta Stone restricted stock unit awards multiplied by the offer price of $30.00 per share; (iii) 419,401 Company Shares reserved for issuance upon settlement of outstanding Rosetta Stone performance stock unit awards multiplied by the offer price of $30.00 per share; and (iv) 1,542,539 Company Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $30.00 per share, multiplied by the offer price of $30.00 per share minus the exercise price for each such option. The foregoing share figures have been provided by Rosetta Stone to the Offeror and are as of September 11, 2020, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2020, issued October 1, 2019, is calculated by multiplying the Transaction Valuation by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$102,767.31	Filing Party:	Empower Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 15, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 15, 2020 (together with any amendments and supplements hereto, the “Schedule TO”) by Empower Merger Sub Inc., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Cambium Holding Corp., a Delaware corporation (“Parent”), which is a portfolio company of The Veritas Capital Fund VI, L.P., a Delaware limited partnership. The Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.00005 per share, of Rosetta Stone Inc., a Delaware corporation (“Rosetta Stone”), at a purchase price of $30.00 per share, net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below), copies of which are attached to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All the information set forth in the Offer to Purchase is incorporated herein by reference in response to all of the applicable items in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. The Agreement and Plan of Merger, dated as of August 29, 2020, by and among Parent, the Offeror and Rosetta Stone, a copy of which is attached as Exhibit (d)(1) thereto, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO.

Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed to amend and supplement Items 4 and 11 of the Schedule TO as reflected below.

ITEM 4.	TERMS OF THE TRANSACTION.

ITEM 11.	ADDITIONAL INFORMATION.

Items 4 and 11 of the Schedule TO and the Offer to Purchase are hereby amended and supplemented by as follows:

1. The subsection titled “The Merger Agreement—Filings; Other Actions” under Section 11 “Purpose of the Offer and Plans for Rosetta Stone; Transaction Documents” is hereby amended and supplemented by inserting the following text to the end of the first paragraph:

“Early termination of the waiting period under the HSR Act was granted, effective September 21, 2020 at 4:27 p.m., Eastern Time. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

2. The subsection titled “Antitrust Compliance” under Section 15 “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting the following text to the end of the last paragraph:

“Early termination of the waiting period under the HSR Act was granted, effective September 21, 2020 at 4:27 p.m., Eastern Time. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer continues to be subject to the remaining terms and conditions set forth under Section 13 “Conditions of the Offer” in this Offer to Purchase.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPOWER MERGER SUB INC.

By:	/s/ BARBARA BENSON
	Name:	Barbara Benson
	Title:	Chief Financial Officer

CAMBIUM HOLDING CORP.

By:	/s/ BARBARA BENSON
	Name:	Barbara Benson
	Title:	Chief Financial Officer

Dated: September 22, 2020